John T. McKenna +1 650 843 5059 jmckenna@cooley.com	VIA EDGAR

January 11, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Mr. Donald Field
Ms. Sonia Bednarowski
Ms. Kristin Lochhead
Mr. Daniel Gordon

Re:	Bolt Biotherapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 10, 2020
CIK No. 0001641281

Ladies and Gentlemen:

On behalf of Bolt Biotherapeutics, Inc. (“Bolt” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 17, 2020 (the “Comment Letter”), relating to the above referenced confidential Amendment No. 1 to Draft Registration Statement on Form S-1 (the “DRS/A”).

In response to the Comments set forth in the Comment Letter, the Company has revised the DRS/A and is confidentially submitting via EDGAR a revised Draft Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Pipeline, page 4

1.

We note your response to our prior comment 3 and your explanation regarding the term “Registrational.” Please delete the “Registrational” column and revise the pipeline chart to include individual columns for each of the three phases of clinical development.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 4 and 92 of the Registration Statement.

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Cooley LLP    3175 Hanover Street, Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

January 11, 2021

Page Two

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (650) 843-5059 or Sonya F. Erickson of Cooley LLP at (206) 452-8753 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

Cooley LLP

cc:	Randall C. Schatzman, Ph.D., Bolt Biotherapeutics, Inc.

Sonya F. Erickson, Cooley LLP

Julia Stark, Cooley LLP

Colleen E. Badgley, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Bryan M. Quinn, Davis Polk & Wardwell LLP

Cooley LLP    3175 Hanover Street, Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400    cooley.com